EXHIBIT 99.3

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Tax Assessment for 2011

On December 25, 2016 the Company received a best judgment assessment for the year 2011, in which the Company’s taxable income for 2011 increased by NIS 246 million. NIS 144 million of the increased taxable income is due to non-recognition of finance expenses related to distributions and to dividends received (for distribution of current earnings, for dividends received from subsidiaries, and a small part on account of a distribution for a capital reduction), with the balance of NIS 102 million for timing differences in the recognition of depreciation expenses.

The tax liability arising from this assessment (including interest and linkage differences) is NIS 72 million. Implementation of the principles of the assessment in subsequent years is likely to lead to a material claim for additional tax for those years.

The Company disagrees with the position of the Tax Authority and believes it has good arguments to support its own position against that of the Tax Authority. Accordingly, the Company intends to file an appeal by the date determined in law.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.